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                                                Filed Pursuant to Rule 424(b)(3)
                                                          SEC File No. 333-69691
                                                               NationsRent, Inc.

                     SUPPLEMENT NO. 1 DATED JANUARY 27, 1999
                      TO PROSPECTUS DATED DECEMBER 31, 1998

         The Prospectus dated December 31, 1998 of NationsRent, Inc. ("NationsRent") is hereby supplemented as follows:

         The Recent Developments section of the Prospectus Summary is hereby amended to disclose the proposed merger between NationsRent and Rental Service Corporation as set forth below:

                  On January 20, 1999, NationsRent entered into an Agreement and Plan of Merger (the "Merger Agreement"), between NationsRent and Rental Service Corporation, a Delaware corporation ("RSC"), pursuant to which NationsRent will merge (the "Merger") with and into RSC, with RSC as the surviving corporation in the Merger. The name of the combined company after the Merger will be "RSC NationsRent."

                  As more specifically set forth in the Merger Agreement, in the Merger, (1) each issued and outstanding share of common stock, par value $.01 per share, of NationsRent (the "NationsRent Common Stock") (other than shares of NationsRent Common Stock that are owned by RSC or any direct or indirect subsidiary of RSC or shares of NationsRent Common Stock that are owned or held in treasury by NationsRent, or owned by any direct or indirect subsidiary of NationsRent) shall be converted into and become exchangeable for 0.355 of a share of common stock, par value $.01 per share, of RSC (the "RSC Common Stock") and (2) each issued and outstanding share of RSC Common Stock shall remain unchanged by the Merger and shall remain issued and outstanding after the Merger.

                  The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes and is expected to be treated as a pooling of interests for financial accounting purposes. NationsRent expects the Merger to generate significant consolidation benefits and to be immediately accretive to per share earnings. Cost savings in the first year are expected to be at least $15 million.

                  The Merger is subject to the approval and adoption of the Merger Agreement by the stockholders of RSC and the stockholders of NationsRent and approval of an increase in the number of authorized shares of RSC Common Stock by the stockholders of RSC. Stockholders of NationsRent who hold approximately 46% of the issued and outstanding shares of NationsRent Common Stock have entered into an agreement with RSC to vote their shares of NationsRent


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Common Stock in favor of the approval and adoption of the Merger Agreement.

                  The only conditions to the consummation of the Merger other than the stockholder approvals are the following: (1) the receipt of all required regulatory consents; (2) the absence of any law, order or judgment of any governmental authority that restrains, enjoins or otherwise prohibits the Merger or that would have a material adverse effect on the combined companies following the Merger; (3) the effectiveness of the registration statement registering the shares of RSC Common Stock to be issued in the Merger; (4) the authorization of the listing of such shares on the New York Stock Exchange; (5) the receipt of all state securities and "blue sky" permits and approvals; (6) the accuracy of the representations and warranties of each of NationsRent and RSC set forth in the Merger Agreement, subject to any failures in accuracy that would not have a material adverse effect on the party giving such representations and warranties; (7) the performance by each of NationsRent and RSC of their respective material obligations under the Merger Agreement; (8) the receipt by each of NationsRent and RSC of all material consents required from third parties; and (9) the receipt by each of NationsRent and RSC of opinions of their respective legal counsel with respect to the qualification of the Merger as a "reorganization" under the Internal Revenue Code. The Merger is expected to close in the second quarter of 1999.

                  Pursuant to the Merger Agreement, the termination of the Merger Agreement by either party under certain specified circumstances will require one party to pay the other party $5 million in expenses and an additional $35 million as a termination fee. NationsRent and RSC have also entered into reciprocal stock option agreements. NationsRent has granted RSC an option to purchase 11,067,986 shares of NationsRent Common Stock (19.9% of NationsRent's issued and outstanding common stock on January 19, 1999) pursuant to a Stock Option Agreement, dated as of January 20, 1999, between NationsRent and RSC. RSC has also granted NationsRent an option to purchase 4,795,431 shares of RSC Common Stock (19.9% of RSC's issued and outstanding common stock on January 19, 1999) pursuant to a Stock Option Agreement, dated as of January 20, 1999, between RSC and NationsRent. Each option becomes exercisable upon the occurrence of any event that would result in the holder of the option being entitled to a termination fee under the Merger Agreement.












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